World Headquarters

21680 Haggerty Road, Suite 101

Northville, Michigan 48167

1 248 504 0500 TEL

1 248 348 9734 FAX

www.gentherm.com

VIA EDGAR

January 15, 2019

Lyn Shenk, Branch Chief, Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Gentherm Incorporated

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 23, 2018

Form 10-Q for Fiscal Quarter Ended September 30, 2018

Filed November 1, 2018

File No. 000-21810

Dear Lyn Shenk:

The following represents the response of Gentherm Incorporated (the “Company”) to your letter dated December 11, 2018, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2017 and the Company’s Form 10-Q for Fiscal Quarter Ended September 30, 2018.  For ease of reference, your comment is repeated in italics followed by the Company’s response:

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

1.

In your discussion of automotive segment revenues, you disclose changes attributed to many product categories and other factors but it is not clear how the quantified amounts reconcile to the total change in automotive revenues.  In addition, you attribute the increase in cost of sales in 2017 to increased sales volumes and other factors, but do not quantify the change attributed to increased sales volumes.  As such, please consider expanding this section by:

•	Increasing the use of tables to present dollar and percentage changes in accounts rather than including such information in narrative text form;
•	Using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
•	Refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
•	Ensuring that all material factors are quantified and analyzed; and

•	Quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

We have considered how we can expand our analysis, as the comment suggests.  First, we will, in future filings add a table illustrating the amounts of product revenue by individual product category and by segment (see example Revenue by Product Category table below) on a comparative basis.

GENTHERM INCORPORATED

REVENUE BY PRODUCT CATEGORY

(in thousands)

	Year Ended December 31,
	2017	2016	$ Diff.	% Diff.
Climate Controlled Seat (CCS)	$387,961	$405,795	$(17,834)	-4.4%
Seat Heaters	307,309	288,939	18,370	6.4%
Steering Wheel Heaters	62,125	49,516	12,609	25.5%
Automotive Cables	92,093	85,283	6,810	8.0%
Battery Thermal Management (BTM)	10,043	6,546	3,497	53.4%
Etratech	8,398	—	8,398	—
Other Automotive	11,528	11,349	179	1.6%
Subtotal Automotive	$879,457	$847,428	$32,029	3.8%
Remote Power Generation (GPT)	31,891	18,628	13,263	71.2%
Cincinnati Sub-Zero Products (CSZ)	74,335	51,544	22,791	44.2%
Subtotal Industrial	$106,226	$70,172	$36,054	51.4%
Total Company	$985,683	$917,600	$68,083	7.4%

Furthermore, we will enhance the content to include quantitative measures to explain the factors impacting revenues by providing specific values or estimates when reasonably possible.  Some of the factors impacting our product revenues can be easily measured while others are more difficult.  In the automotive segment, for example, we produce and ship individual components that are designed to be combined by our customers to form a complete system.  Some customers buy certain required components from us on certain vehicles and from other companies for other vehicles.  Additionally, we sell products specifically designed for hundreds of different vehicles each having a unique design.  These circumstances make it difficult to accurately calculate some of the factors that impact revenue.  Our products typically represent optional features that are not installed on every vehicle produced by our customers.  This fact makes it difficult to measure how market based factors, such as industry vehicle production volumes, influence our product shipments.  Nevertheless, we believe that we can provide additional quantitative information to enhance the quality of the narrative disclosure in some cases, even if the values represent estimates or ranges of values for those factors that cannot be precisely measured.

Item 15. Exhibits and Financial Statement Schedules

Notes to the Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Accrued Warranty Costs, Page F-13

2.

We note your reconciliation of the changes in the warranty liability includes reconciling items “warranty claims paid or retired” and “expense.”  Please revise your tabular reconciliation to include the reconciling items specified by ASC 460-10-50-8c.

Gentherm produces very high-quality products and, as such, enjoys a very low cost of warranty.  For example, during 2017, payments to our customers for warranty claims was only $979 thousand, representing less than 0.01% of product revenues.  We will, in future filings, update the table to include captions specified by ASC 460-10-50-8c.  The table below illustrates the updated table.

	As Revised: December 31,		As Reported: December 31,
	2017	2016	2017	2016
Balance at beginning of year	$5,443	$4,558	$5,443	$4,558
Warranty claims paid	(979)	(1,096)
Warranty claims paid or retired			(979)	(1,096)
Warranty expense for products shipped during the current period	3,162	3,357
Adjustments to warranty estimates from prior periods	(2,655)	(1,304)
Expense			507	2,053
Adjustment due to currency translation	411	(72)	411	(72)
Balance at end of year	$5,382	$5,443	$5,382	$5,443

Note 11- Segment Reporting, page F-32

3.

We note your disclosure in MD&A of change in sales for certain product categories.  Please revise note 11 to disclose revenues from external customers for each product and service or each group of similar products and services.  Refer to ASC 280-10-50-40.

In future filings we will add an additional table detailing the amounts of product revenue by product category for each reported segment similar to the table illustrated above in our response to your comment number one.

Form 10-Q for Fiscal Quarter Ended September 30, 2018

Consolidated Condensed Statements of Income, page 4

4.

We note from page 29 that the $11.5 million impairment charge taken is comprised of $2.2 million in impairment loss recognized on held for sale assets, $6.2 million in impairment loss on goodwill, and $3.1 million in impairment loss recognized on other intangible assets, and that this relates to your classification of GPT and CSZ-IC as held for sale.  We also note from your disclosure on page 28 that these entities, while meeting the qualifications to be considered held for sale, did not meet the qualifications to be considered as discontinued operations.  Please tell us why you have classified these impairment charges as non-operating income in your statement of income.  Refer to the guidance in Rule 5-03 of regulation S-X.

We considered, when preparing our financial statements for the third quarter of 2018, whether this charge was best reflected as an operating or non-operating charge.  We ultimately concluded that classification as a non-operating charge was the better presentation based on several factors:

•

During the first half of 2018 Gentherm conducted a review of all its existing business activities.  That review resulted in a new strategic plan that, among many other new activities and initiatives, resulted in a decision to divest both GPT and CSZ-IC. The disposals of each of these businesses marked a strategic shift in the company’s business plans because their products and end markets are significantly different than our continuing businesses.  While the dispositions do not qualify for discontinued operations treatment because they will not have a “major effect” on the company’s financial results, the Company will no longer, after the disposition of these businesses, operate in the market segments in which those businesses operate.

•

The impairment losses arose from changes in the financial outlook for these businesses which were a direct result of the decision to divest.  The decisions led to changes in certain planned investments and other activities, including cutting back on development of new products, and due to the loss of synergies between the businesses being sold and the rest of the Company.

•

ASC 360-10-45-5, which addresses gains and losses recognized on disposals that do not qualify as discontinued operations does state that such gains and losses should be presented within operating income.  However, Section 8.2 of the Deloitte publication entitled “A Roadmap to Reporting Discontinued Operations”, which provides further interpretation of ASC 360-10-45-5 for situations similar to our divestiture of GPT and CSZ-IC. points out that ASU 2014-08, “seemed to have eliminated diversity in practice [for the classification of gains or losses on the disposal of long-lived assets not accounted for as discontinued operations]”, but that, in informal conversations, “the SEC staff has indicated that it would not object if an entity presents the gain or loss from a sale of a business that is not a discontinued operation in nonoperating income”.  While not considered at the time we originally reported the impairment loss, we note that PWC includes similar guidance in its “Financial statement presentation” guide, as follows:

Some reporting entities present gains or losses resulting from sales of businesses (that do not qualify as discontinued operations) within operating income in a “two-step” income statement. However, others report such items as non-operating gains or losses. The SEC has accepted both approaches.

•

We have observed that shareholders and analysts of Gentherm typically disregard or add back infrequent non-cash charges to earnings when commenting on the Company in their notes and reports.  We believe this indicates that the users of financial statements consider these types of charges to be unrelated to operations.  Our classification facilitates the presentation of financial performance in line with these financial statement users.

After careful consideration of these points, we concluded that the classification of the impairment charges for GPT and CSZ-IC below the Operating Income subtotal in the Consolidated Condensed Statement of Income would be better than including the charges in that sub-total.  We note that, with regards to restructuring expenses related to operations that we will continue to own, we concluded the presentation within Operating Income was appropriate.  Furthermore, the disclosures in Note 2 provide financial statement readers with the ability to fully understand the nature of the impairment charges and thus the information needed to evaluate the Company’s business is readily available.

If you have any questions or comments in connection with this response, please call the undersigned at (248) 504-0585.

Sincerely,

/s/ Barry Steele

Barry Steele

cc:  Philip Eyler, President and Chief Executive Officer, Gentherm Incorporated

Kenneth Phillips, Vice-President and General Counsel, Gentherm Incorporated

Amy Geddes, U.S. Securities and Exchange Commission

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